Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated February 6, 2025

Registration Statement No. 333-274347

Relating to the Preliminary Prospectus Supplement dated February 6, 2025

PRICING TERM SHEET

PARKER-HANNIFIN CORPORATION

€700,000,000 of 2.900% Senior Notes due 2030

Issuer:	Parker-Hannifin Corporation

Title of Securities:	2.900% Senior Notes due 2030

Distribution:	SEC Registered

Security Type:	Senior Unsecured

Expected Ratings at the Settlement Date*:	Moody’s: A3 (P) / S&P: BBB+ (S) / Fitch: A- (S)

Principal Amount:	€700,000,000

Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Trade Date:	February 6, 2025

Settlement Date†:	February 20, 2025 (T+10)

Maturity Date:	March 1, 2030

Price to Public:	99.916% of face amount

Coupon (Interest Rate):	2.900%

Benchmark German Government Security:	DBR 0.000% due February 15, 2030

Benchmark German Government Security Price and Yield:	90.120 / 2.097%

Spread to Benchmark German Government Security:	+82.1 bps

Yield to Maturity:	2.918%

Mid-Swap Yield:	2.218%

Spread to Mid-Swap Yield:	+70 bps

Interest Payment Dates:	Annually on March 1 of each year, commencing March 1, 2026

Optional Redemption:

Make-Whole Call:	Comparable Government Bond Rate plus 15 bps

Par Call:	On or after February 1, 2030 (one month prior to their maturity date)

Day Count Convention:	ACTUAL / ACTUAL (ICMA)

Common Code / ISIN:	298637871 / XS2986378714

Stabilization:	ICMA/FCA

Joint Book-Running Managers:

Citigroup Global Markets Limited

HSBC Bank plc

Morgan Stanley & Co. International plc

Barclays Bank PLC

J.P. Morgan Securities plc

Merrill Lynch International

Wells Fargo Securities International Limited

Co-Managers:

KeyBanc Capital Markets Inc.

BNP PARIBAS

Mizuho International plc

PNC Capital Markets LLC

The Toronto-Dominion Bank

Truist Securities, Inc.

BNY Mellon Capital Markets, LLC

Banco Bilbao Vizcaya Argentaria, S.A.

Commerzbank Aktiengesellschaft

Goldman Sachs & Co. LLC

U.S. Bancorp Investments, Inc.

MUFG Securities EMEA plc

Loop Capital Markets LLC

Banco Santander, S.A.

UniCredit Bank GmbH

SMBC Bank International plc

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This pricing term sheet relates only to the securities described above and should be read in conjunction with the preliminary prospectus supplement dated February 6, 2025 (the “Preliminary Prospectus Supplement”) relating to these securities. The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

†

The issuer expects that delivery of the notes will be made to investors on or about February 20, 2025, which will be the tenth business day following the date of this pricing term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is more than one business day preceding the settlement date will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the date that is more than one business day preceding the settlement date should consult their advisors.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll-free at 1-800-831-9146, HSBC Bank plc toll-free at 1-866-811-8049, and Morgan Stanley & Co. International plc toll-free at 1-866-718-1649.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

MIFID II PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET — Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes, whom we refer to as a distributor, should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

UK MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET — Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the United Kingdom Financial Conduct Authority Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“UK MiFIR”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (for the purposes of this paragraph, a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the United Kingdom Financial Conduct Authority Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

PROHIBITION OF SALES TO EUROPEAN ECONOMIC AREA RETAIL INVESTORS — The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a “qualified investor” as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This pricing term sheet has been prepared on the basis that any offer of the notes in any Member State of the EEA (each, a “Member State”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the notes. Accordingly, any person making or intending to make an offer in that Member State of notes which are the subject of the offering contemplated in this pricing term sheet may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS — The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020; or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The communication of this pricing term sheet and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, this pricing term sheet and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This pricing term sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Financial Promotion Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This pricing term sheet and any such other documents and/or materials must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this pricing term sheet and any such other documents and/or materials relate is only available to, and will be engaged in with, relevant persons. This pricing term sheet and any such other documents and/or materials are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.